UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02048242

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Responses)	☐

RHEIN BIOTECH N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable)

The Netherlands
(Jurisdiction of Subject Company's Incorporation or Organization)

BERNA BIOTECH AG
(Name of Person(s) Furnishing Form)

Common Registered Shares, nominal value of CHF 0.40 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kees Moonen
Vice President – Legal Affairs
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands
Telephone: +31 43 456 7896
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I. **Information Sent to Security Holders**

Not applicable

Part II. **Information Not Required to be Sent to Security Holders**

1. Notifications under German Takeover Law of Status of Tender Offer

Part III. **Consent to Service of Process**

On June 26, 2002, Berna Biotech AG furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

Part IV. **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

Thomas P. Conaghan
(Signature)

Thomas P. Conaghan*
(Name)

Attorney, Morgan, Lewis & Bockius LLP
(Title)

July 12, 2002
(Date)

*Signing as attorney-in-fact pursuant to the attached power of attorney.

BERNA BIOTECH AG

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officer of Berna Biotech AG (the "Company"), a company organized under the laws of Switzerland, hereby constitutes and appoints David A. Sirignano and Thomas P. Conaghan, both of Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and each of them singly, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, to sign for him and in his name, place and stead, and in the capacity indicated below, to sign any or all amendments to the Company's Tender Offer Notification Form on Form CB, in connection with the Company's exchange offer for the shares of Rhein Biotech N.V., under the provisions of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The undersigned may, at any time and in its sole discretion, cancel and revoke the power of attorney granted herein, and upon such cancellation and revocation, the power of attorney granted herein shall have no effect whatsoever.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal as of the date set forth below.

Patrik Richard
Corportate Secretary
Berna Biotech AG

Date: July 2, 2002

[Morgan Lewis Draft Translation
dated July 12, 2002]

Berna

Berna Biotech AG ("Berna Biotech")
Rehhagstrasse 79, 3018 Berne, Switzerland

Mandatory notification regarding the status of the public tender offer of Berna Biotech to the shareholders of Rhein Biotech N.V. ("Rhein Biotech") Gaetano Martinolaan 95, 6229 GS Maastricht, Netherlands

As of July 10, 2002, 5.30 p.m. the public tender offer of Berna Biotech to the shareholders of Rhein Biotech (Securities Identification Number 919 544) made pursuant to the tender offer document dated as of June 21, 2002, has been accepted by the holders of 1,972,692 shares of Rhein Biotech, which corresponds to approximately 48.7 % of the nominal capital and voting rights of Rhein Biotech.

Berna Biotech does not possess any shares of Rhein Biotech at the present. After the publication of the public tender offer, Berna Biotech did not acquire shares via the stock exchange or off-stock exchange.

The acceptance period for the aforementioned public tender offer **ends at July 15, 2002, 12.00 p.m.** Central European Summer Time (CEST).

Berne, July 11, 2002

Berna Biotech AG
-The management board -

[Morgan Lewis Draft Translation
dated July 12, 2002]

Berna

Berna Biotech AG ("Berna Biotech")
Rehhagstrasse 79, 3018 Berne, Switzerland

Mandatory notification regarding the status of the public tender offer of Berna Biotech to the shareholders of Rhein Biotech N.V. ("Rhein Biotech") Gaetano Martinolaan 95, 6229 GS Maastricht, Netherlands

As of July 11, 2002, 5.30 p.m. the public tender offer of Berna Biotech to the shareholders of Rhein Biotech (Securities Identification Number 919 544) made pursuant to the tender offer document dated as of June 21, 2002, has been accepted by the holders of 2,399,115 shares of Rhein Biotech, which corresponds to approximately 59.2 % of the nominal capital and voting rights of Rhein Biotech.

Berna Biotech does not possess any shares of Rhein Biotech at the present. After the publication of the public tender offer, Berna Biotech did not acquire shares via the stock exchange or off-stock exchange.

The acceptance period for the aforementioned public tender offer **ends at July 15, 2002, 12.00 p.m.** Central European Summer Time (CEST).

Berne, July 12, 2002

Berna Biotech AG
-The management board -